Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116668
333-116668-01
333-116668-02

Prospectus Supplement
(To Prospectus dated August 25, 2004)

$750,000,000

6.125% Notes due 2017

Issue price: 99.909%

$1,500,000,000

6.625% Notes due 2037

Issue price: 99.713%

Interest payable on June 15 and December 15

The 2017 notes will mature on June 15, 2017 and the 2037 notes will mature on June 15, 2037. Interest on the notes will accrue from June 8, 2007. Valero may redeem the notes in whole or in part at any time at the redemption prices described on page S-5. The notes will be issued in minimum denominations of $2,000 increased in multiples of $1,000.

Investing in the notes involves risks. See “Risk Factors” on page S-3 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to
	Public (1)	Discount	Valero

Per 2017 Note	99.909%	0.650%	99.259%

Total	$749,317,500	$4,875,000	$744,442,500

Per 2037 Note	99.713%	0.875%	98.838%

Total	$1,495,695,000	$13,125,000	$1,482,570,000

(1) Plus accrued interest, if any, from June 8, 2007.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg or the Euroclear System, on or about June 8, 2007.

Joint Book-Running Managers

Barclays Capital         Citi         JPMorgan         Morgan Stanley         UBS Investment Bank

Senior Co-Managers

Banc of America Securities LLC	BNP PARIBAS	Lazard Capital Markets
RBC Capital Markets	RBS Greenwich Capital	SunTrust Robinson Humphrey

Junior Co-Managers

Calyon Securities (USA)	Daiwa Securities America Inc.	ING Wholesale Banking	Lehman Brothers
Mizuho Securities USA Inc.	Scotia Capital	Wachovia Securities	Wells Fargo Securities

June 5, 2007

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale made under this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Valero Energy Corporation since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

As used in this prospectus supplement, the terms “Valero,” “we,” “us” and “our” may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

Prospectus Supplement

Information We Incorporate by Reference

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

•	our annual report on Form 10-K for the year ended December 31, 2006;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2007;

•	our current report on Form 8-K filed January 19, 2007;

•	our current report on Form 8-K filed April 30, 2007; and

•	our current report on Form 8-K filed May 2, 2007.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at Valero Energy Corporation, One Valero Way, San Antonio, Texas 78249, attention: Investor Relations, telephone: (210) 345-2744.

Valero Energy Corporation

We are a Fortune 500 company based in San Antonio, Texas with approximately 22,000 employees and 2006 revenues of more than $90 billion. We currently own and operate 18 refineries having a combined throughput capacity of approximately 3.3 million barrels per day. Our refineries are located in the United States, Canada and Aruba. We produce premium, environmentally clean refined products such as RBOB (reformulated gasoline blendstock for oxygenate blending), gasoline meeting the specifications of the California Air Resources Board, or CARB, CARB diesel fuel, low-sulfur and ultra-low-sulfur diesel fuel and oxygenates (liquid hydrocarbon compounds containing oxygen). We also produce a substantial slate of conventional gasolines, distillates, jet fuel, asphalt, petrochemicals, lubricants and other refined products.

On May 2, 2007, we entered into an agreement to sell our 165,000 barrel-per-day refinery in Lima, Ohio to a subsidiary of Husky Energy Inc. The sales price is $1.9 billion, plus an amount equal to net working capital as of the closing date of the sale, which is expected to occur by the end of the second quarter of 2007. The sale is subject to the receipt of required regulatory approvals.

We are also a leading marketer of refined products. We market branded and unbranded refined products on a wholesale basis in the United States and Canada through an extensive bulk and rack marketing network. We also sell refined products through a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including primarily Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®.

Our principal executive offices are located at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000. Our common stock trades on the New York Stock Exchange under the symbol “VLO.”

Risk Factors

You should consider carefully the risk factors identified in Part I, Items 1., 1A. & 2. “Business, Risk Factors and Properties — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2006, together with the other risk factor information contained in the accompanying prospectus, before making an investment in the notes.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $2.23 billion after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering to reduce borrowings under a short-term bridge loan. In April 2007, we borrowed $3.0 billion under a short-term bridge loan in connection with our purchase of $3.0 billion of our shares of common stock under an accelerated share repurchase program. In May 2007, we repaid $500 million of borrowings under the short-term bridge loan with cash flow from operations. The remaining $2.5 billion of borrowings under the short-term bridge loan mature on April 28, 2008 and, based on our current credit ratings, bear interest at the LIBOR rate plus 0.40%. Affiliates of certain of the underwriters in this offering are lenders under our short-term bridge loan and will each receive a portion of the proceeds from this offering. See “Underwriting.”

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Three Months
	Ended March 31,		Years Ended December 31,
	2007		2006		2005		2004		2003		2002

Ratio of earnings to fixed charges	13.1	x	15.1	x	11.9	x	7.7	x	3.4	x	1.3x

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness, one-third (the proportion deemed representative of the interest factor) of rental expense and distributions on preferred securities of subsidiary trusts which are deducted in the determination of consolidated pre-tax income from continuing operations.

Description of the Notes

The following description of the particular terms of the notes offered hereby (referred to in the accompanying prospectus as the debt securities) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which we refer you. The following summary of the notes is qualified in its entirety by reference to the indenture referred to in the accompanying prospectus.

General

The 2017 notes will constitute a separate series of debt securities under the indenture, initially limited to $750 million aggregate principal amount, and will mature on June 15, 2017. The 2037 notes will constitute a separate series of debt securities under the indenture, initially limited to $1.5 billion aggregate principal amount, and will mature on June 15, 2037. Valero will issue the notes in fully registered book-entry form only, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit Valero’s ability to incur additional indebtedness. We may “reopen” each series of notes and issue an unlimited principal amount of additional notes in the future without the consent of any holder of the notes.

Each note will bear interest at the respective rates per annum shown on the cover page of this prospectus supplement from June 8, 2007 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 15 and December 15 of each year, commencing December 15, 2007, to the persons in whose names such notes are registered at the close of business on the June 1 or December 1 prior to such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or maturity date of any note falls on a day that is not a business day, then payment of principal, premium, if any, or interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made.

The notes will not be entitled to the benefit of any sinking fund.

The notes will be unsecured, rank equally with all the existing and future unsecured and unsubordinated debt of Valero, be senior to any future subordinated debt and be effectively junior to any secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Optional Redemption

Each series of notes is redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of notes then outstanding, or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points with respect to the 2017 notes and 25 basis points with respect to the 2037 notes, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (remaining life).

“Comparable Treasury Price” means, with respect to any redemption date,

•	the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

•	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means:

•	Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer (a primary treasury dealer), we will substitute another primary treasury dealer; and

•	any other primary treasury dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System, Form and Delivery

We will issue each series of notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. Each global note will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee. The provisions set forth under “Description of Debt Securities — Form, Exchange, Registration and Transfer” in the accompanying prospectus will apply to the notes.

Beneficial interests in a global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in a global note through either DTC (in the United States) or Clearstream Banking, societe anonyme, or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream, and JPMorgan Chase Bank will act as the U.S. depositary for Euroclear.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters for this offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither Valero, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of that global note; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

Purchases of the notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ respective records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited with DTC by participants in DTC will be registered in the name of DTC’s nominee. The deposit of the notes with DTC and their registration in the name of DTC’s nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Neither DTC nor DTC’s nominee will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to Valero as soon as possible after the record date. The omnibus proxy assigns DTC’s nominee’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Neither Valero nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for

Clearstream. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered.

The Trustee

The trustee under the indenture is The Bank of New York Trust Company, National Association (as successor to The Bank of New York). Its address is 601 Travis Street, 18th Floor, Houston, Texas 77002. The Bank of New York Trust Company, National Association serves as trustee for our senior unsecured notes aggregating approximately $3.4 billion. The trustee or its affiliates may make loans to, accept deposits from and perform other routine banking services for us and our affiliates in the normal course of business.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement, Valero has agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the respective principal amount of the notes set forth opposite its name below:

	Principal amount	Principal amount
Underwriter	of 2017 notes	of 2037 notes

Barclays Capital Inc.	$112,500,000	$225,000,000
Citigroup Global Markets Inc.	112,500,000	225,000,000
J.P. Morgan Securities Inc.	112,500,000	225,000,000
Morgan Stanley & Co. Incorporated	112,500,000	225,000,000
UBS Securities LLC	112,500,000	225,000,000
Banc of America Securities LLC	18,750,000	37,500,000
BNP Paribas Securities Corp.	18,750,000	37,500,000
Greenwich Capital Markets, Inc	18,750,000	37,500,000
Lazard Capital Markets LLC	18,750,000	37,500,000
RBC Capital Markets Corporation	18,750,000	37,500,000
SunTrust Capital Markets, Inc.	18,750,000	37,500,000
Calyon Securities (USA) Inc.	9,375,000	18,750,000
Daiwa Securities America Inc.	9,375,000	18,750,000
ING Financial Markets LLC	9,375,000	18,750,000
Lehman Brothers Inc.	9,375,000	18,750,000
Mizuho Securities USA Inc.	9,375,000	18,750,000
Scotia Capital (USA) Inc.	9,375,000	18,750,000
Wachovia Capital Markets, LLC	9,375,000	18,750,000
Wells Fargo Securities, LLC	9,375,000	18,750,000

Total	$750,000,000	$1,500,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

Each series of notes is a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised Valero that they intend to make a market of the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount in the case of the 2017 notes and 0.50% of the principal amount in the case of the 2037 notes. Any underwriter may allow, and any such dealer may reallow, a concession to certain other dealers not in excess of 0.25% of the principal amount in the case of the 2017 notes and 0.25% of the principal amount in the case of the 2037 notes. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $250,000.

Certain underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking, financial advisory and lending services for us in the ordinary course of business for which they have received customary fees and expenses. In addition, affiliates of certain underwriters are lenders under our short-term bridge loan and will receive proceeds of the offering. Under the Conduct Rules of the National Association of Securities Dealers (NASD), special considerations apply to a public offering of securities if more than 10% of the net proceeds thereof will be paid to members or affiliates of members of the NASD participating in the offering. Because more than 10% of the net proceeds from this offering may be paid to affiliates of the underwriters, this offering is being conducted pursuant to Rule 2710(h) of the NASD Conduct Rules.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

Legal Matters

Baker Botts L.L.P., Houston, Texas will pass on the validity of the notes offered in this prospectus supplement. Davis Polk & Wardwell, New York, New York will pass upon some legal matters for the underwriters in connection with this offering.

Experts

The consolidated financial statements of Valero Energy Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, appearing in Valero Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP on the consolidated financial statements refers to changes in the method of accounting for purchases and sales of inventory with the same counterparty and stock compensation in 2006.

PROSPECTUS

$3,500,000,000

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
(210) 345-2000

The Offering

     We may offer from time to time:

•	Senior debt securities

•	Subordinated debt securities

•	Common stock

•	Preferred stock

•	Warrants

     We will provide the specific terms of the securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. Our common stock is listed on the New York Stock Exchange under the symbol “VLO.”

     Investing in the securities involves risks.  See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2004.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. The registration statement also includes a prospectus under which VEC Trust III and VEC Trust IV, two trusts we have established, may offer from time to time preferred securities guaranteed by us and we may offer our related senior debt securities or subordinated debt securities, which securities may be convertible into our common stock, and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $3,500,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock and warrants we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

References in this prospectus to the terms “we,” “us,” “our” or “Valero” or other similar terms mean Valero Energy Corporation, unless we state otherwise or the context indicates otherwise.

ABOUT VALERO ENERGY CORPORATION

We are a Fortune 500 company based in San Antonio, Texas with approximately 20,000 employees and annual revenues of approximately $38 billion. We currently own and operate 15 refineries having a combined throughput capacity of approximately 2.4 million barrels per day. Our refining network extends from eastern Canada to the U.S. Gulf Coast and West Coast and includes the island of Aruba. We produce premium, environmentally clean products, such as reformulated gasoline, gasoline meeting the specifications of the California Air Resources Board, or CARB, CARB diesel fuel, low-sulfur diesel fuel and oxygenates (liquid hydrocarbon compounds containing oxygen). We also produce a substantial slate of conventional gasolines, distillates, jet fuel, asphalt and petrochemicals.

We are also a leading marketer of refined products. We market branded and unbranded refined products on a wholesale basis in the United States and Canada through an extensive bulk and rack marketing network. We also sell refined products through a network of more than 4,500 retail and wholesale branded outlets in the United States, Canada and Aruba. Our retail operations include approximately 1,600 company-operated sites that sell transportation fuels and convenience store merchandise. Our primary wholesale and retail brand names include Diamond Shamrock®, Shamrock®, Ultramar®, Valero® and Beacon®.

Through agreements with Valero L.P., we also have access to a logistics system that complements our refining and marketing assets primarily in the U.S. Gulf Coast, West Coast and Mid-Continent regions. We own approximately 46% (including the 2% general partner interest) of Valero L.P., a master limited partnership that owns and operates crude oil pipelines, crude oil and intermediate feedstock storage facilities, and refined product pipelines and terminals primarily in Texas, California, Oklahoma, New Mexico, Colorado and New Jersey. Publicly traded limited partner units of Valero L.P. are listed on the New York Stock Exchange under the symbol “VLI.”

We were incorporated in Delaware in 1981 as Valero Refining and Marketing Company, a wholly owned subsidiary of our predecessor company. On July 31, 1997, our stock was distributed, or spun off, by our predecessor company to its stockholders, and we changed our name to Valero Energy Corporation. Our common stock is listed for trading on the New York Stock Exchange under the symbol “VLO.”

We have our principal executive offices at One Valero Way, San Antonio, Texas 78249, and our telephone number is (210) 345-2000.

RISK FACTORS

You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

Our financial results are affected by volatile refining margins.

Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Earnings on a fully diluted basis for 2002 and 2003 were $0.83 per share and $5.09 per share, respectively. The significant fluctuation in our earnings between 2002 and 2003 was primarily related to refining margins.

Compliance with and changes in environmental laws could adversely affect our performance.

We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to methyl tertiary butyl ether (MTBE), CARB gasoline, the Tier II gasoline and distillate standards and the Maximum Available Control Technology rule (MACT II rule) under the Clean Air Act, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades in any of our refineries could require material additional expenditures to comply with environmental laws and regulations.

In February 2000, the Environmental Protection Agency’s “Tier II” gasoline standard was published in final form under the Clean Air Act. The standard requires the sulfur content in gasoline to be reduced from approximately 300 parts per million to 30 parts per million. The regulation is being phased in from 2004 to 2006. In addition, the EPA finalized its Tier II distillate standard to reduce the sulfur content of diesel fuel sold to highway consumers by 97%, from 500 parts per million to 15 parts per million, beginning June 1, 2006. We have determined that modifications will be required at most of our refineries as a result of the Tier II standards. We believe that the Tier II specifications will require approximately $1.5 billion in capital expenditures through 2006 for our refineries to comply, of which approximately $550 million had been expended through March 31, 2004. The aggregate estimate of expenditures includes amounts related to projects at two of our refineries to provide hydrogen as part of the process of removing sulfur from gasoline and diesel. We expect that such estimates will change as additional engineering is completed and progress is made toward construction of these various projects. We expect all modifications to be complete in time for compliance with the effective dates of the gasoline and distillate standards.

Disruption of our ability to obtain crude oil could adversely affect our operations.

About 70% of our total crude oil feedstock requirements are purchased through term crude oil feedstock contracts. The remainder of our crude oil feedstock requirements are purchased on the spot market. All of our contracts provide for market-based pricing that fluctuates based on prevailing commodity prices. The term agreements include contracts to purchase feedstocks from various foreign national oil companies and various international and domestic integrated oil companies. In particular, a significant portion of our feedstock requirements are satisfied through suppliers located in the Middle East, and we are, therefore, subject to the political, geographic and economic risks attendant to doing business with suppliers located in that area. In the event one or more of our term contracts were terminated or political events disrupted our traditional crude oil supply, it is possible that we would be unable to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our results of operations could be materially adversely affected, including reduced sales volumes of refined products or reduced margins as a result of higher crude oil costs.

Competitors who produce their own supply of feedstocks, who have more extensive retail outlets or who have greater financial resources may have a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We do not produce any of our crude oil feedstocks. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and some have more extensive retail outlets than we do. Competitors that have their own production or extensive retail outlets (and brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

A number of our competitors also have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers.

A significant interruption in one or more of our refineries could adversely affect our business.

With the acquisition of the Aruba refinery and certain related businesses, our refining activities are conducted at fifteen major refineries in Texas, Louisiana, New Jersey, California, Oklahoma, Colorado, Quebec, Canada and the island of Aruba located in the Caribbean Sea. The refineries are our principal operating assets. As a result, our operations could be subject to significant interruption if one or more of the refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. If any refinery were to experience an interruption in operations, earnings therefrom could be materially adversely affected, including as a result of lost production and repair costs.

We may be unable to compete successfully with other companies in the retail sector.

The retail sector has become increasingly competitive. We face strong competition from the fully integrated major oil companies that have increased their efforts to capture retail market share in recent years. We also compete with large grocery stores and other general merchandisers (the so-called “hypermarts”) that often sell gasoline at aggressively competitive prices in order to attract customers to their sites. A number of our competitors also have materially greater financial and other resources than we possess. The actions of our competitors could lead to lower prices and reduced margins, which could have a material adverse effect on our financial position.

Our operations expose us to many operating risks, not all of which are insured.

Our refining and marketing operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. They are also subject to the additional hazards of loss from severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all, such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Pending or future litigation involving the manufacture or use of MTBE could adversely affect us.

We are defendants in more than 60 cases pending in 16 states alleging MTBE contamination in groundwater. The plaintiffs in these cases are generally water providers, governmental authorities and private well owners alleging that refiners and suppliers of gasoline containing MTBE are liable for manufacturing or distributing a defective product. The suits generally seek individual, unquantified compensatory and punitive damages and attorneys’ fees. Almost all of these cases, in which Valero has been named along with many other refining industry companies, have been filed since September 30, 2003 in anticipation of a pending federal energy bill that may contain provisions for MTBE liability protection. Although we believe that we have several strong defenses to these claims and intend to vigorously defend the lawsuits, an adverse result in one or more of these suits is reasonably possible. An adverse result in all or substantially all of these cases could have a material adverse effect on our results of operations and financial position.

We may not be successful in continuing to grow through acquisitions, and any further acquisitions may require us to obtain additional financing or could result in dilution.

A substantial portion of our growth over the last several years has been attributable to acquisitions. The ability to continue to grow through acquisitions will be dependent on a number of factors, including our ability to:

•	identify acceptable acquisition candidates

•	consummate acquisitions on favorable terms

•	obtain financing to support our growth

•	successfully integrate acquired businesses

We may not be successful in continuing to grow through acquisitions. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility, or to issue additional equity, which could result in further dilution of the ownership interest of existing stockholders.

Provisions in our corporate documents and Delaware law could delay or prevent a change in our control.

The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of us, even if that change might be beneficial to our stockholders. In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in us without advance approval of our board of directors. Delaware law imposes additional restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

A patent dispute with Unocal could adversely affect us.

Union Oil Company of California has filed a patent infringement lawsuit against us in California federal court. The complaint seeks a 5.75 cent per gallon royalty on all reformulated gasoline infringing on Unocal patents that cover certain compositions of cleaner-burning gasoline. The complaint seeks treble damages for our alleged willful infringement of Unocal’s patents and our alleged conduct to induce others to infringe the patents. In a previous lawsuit involving one of its patents, Unocal prevailed against five other major refiners. In 2001, the Federal Trade Commission, or the FTC, began an antitrust investigation concerning Unocal’s conduct with a joint industry research group and regulators during the time that Unocal was prosecuting its patents at the U.S. Patent and Trademark Office, or the PTO. In 2003, the FTC filed a complaint against Unocal for antitrust violations. The FTC’s complaint sought an injunction against any future enforcement activity by Unocal related to the patents that are the subject of this lawsuit. In November 2003, an administrative law judge dismissed the FTC’s case against Unocal, which the FTC staff appealed to the full FTC. The FTC has not yet ruled on that appeal. The PTO has reexamined Unocal’s patents, and has issued notices of rejection of all claims of the patents. These rejections are subject to additional proceedings, including administrative appeal by Unocal, followed by an appeal in federal district court or the court of appeals. Ultimate invalidation would preclude Unocal from pursuing claims based on the patents. Unocal’s patent lawsuit against us is indefinitely stayed as a result of the PTO reexamination proceedings. However, due to the inherent uncertainty of litigation, there can be no assurance that we will prevail in the lawsuit, and an adverse result could have a material adverse effect on our results of operations and financial position.

Our leverage may limit our financial flexibility.

As of March 31, 2004, we had total debt of approximately $4.9 billion, stockholders’ equity of approximately $6.4 billion, and cash and temporary cash investments of $239.0 million. Under our revolving bank credit facilities, at March 31, 2004, our debt-to-capitalization ratio (net of cash) was approximately 42% as is more fully described in our quarterly report on Form 10-Q/A for the quarterly period ended March 31, 2004 incorporated by reference herein. We may also incur additional indebtedness in the future, including in connection with acquisitions, although our ability to do so will be restricted by existing bank credit facilities. The level of our indebtedness will have several important effects on our future operations, including, among others:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes

•	covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited

•	we may be at a competitive disadvantage to our competitors that are less leveraged

•	our vulnerability to adverse economic and industry conditions may increase

Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. Such refinancing might not be possible and additional financing might not be available on commercially acceptable terms or at all.

Our bank credit facilities impose financial and other restrictions on us. Covenants contained in the credit facilities and relating to certain of our other indebtedness limit, among other things, our ability and our subsidiaries’ ability to incur funded indebtedness and require maintenance of a minimum coverage ratio and a maximum debt-to-capitalization ratio. Failure to comply with such covenants may result in a default with respect to the related debt under the credit facilities or such other indebtedness and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, we might not be able to refinance or otherwise repay such indebtedness.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, contain certain estimates, predictions, projections, assumptions and other “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested in this report. These forward-looking statements can generally be identified by the words “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “project,” “budget,” “forecast,” “will,” “could,” “should,” “may” and similar expressions. These forward-looking statements include, among other things, statements regarding:

•	future refining margins, including gasoline and heating oil margins

•	future retail margins, including gasoline, diesel, home heating oil and convenience store merchandise margins

•	expectations regarding feedstock costs, including crude oil discounts, and operating expenses

•	anticipated levels of crude oil and refined product inventories

•	our anticipated level of capital investments, including deferred refinery turnaround and catalyst costs and capital expenditures for environmental and other purposes, and the effect of those capital investments on our results of operations

•	anticipated trends in the supply of and demand for crude oil and other feedstocks and refined products in the United States, Canada and elsewhere

•	expectations regarding environmental and other regulatory initiatives

•	the effect of general economic and other conditions on refining and retail industry fundamentals

Our forward-looking statements are based on our beliefs and assumptions derived from information available at the time the statements are made. Differences between actual results and any future performance suggested in these forward-looking statements could result from a variety of factors, including, but not limited to, those described under the heading “Risk Factors” and the following:

•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce and/or transport refined products or receive foreign feedstocks

•	political conditions in crude oil producing regions, including the Middle East and South America

•	the domestic and foreign supplies of refined products such as gasoline, diesel fuel, jet fuel, home heating oil and petrochemicals

•	the domestic and foreign supplies of crude oil and other feedstocks

•	the ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree on and to maintain crude oil price and production controls

•	the level of consumer demand, including seasonal fluctuations

•	refinery overcapacity or undercapacity

•	the actions taken by competitors, including both pricing and the expansion and retirement of refining capacity in response to market conditions

•	environmental and other regulations at both the state and federal levels and in foreign countries

•	the level of foreign imports of refined products

•	accidents or other unscheduled shutdowns affecting our refineries, machinery, pipelines or equipment, or those of our suppliers or customers

•	changes in the cost or availability of transportation for feedstocks and refined products

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles

•	cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned capital projects

•	earthquakes, hurricanes, tornadoes and irregular weather, which can unforeseeably affect the price or availability of natural gas, crude oil and other feedstocks and refined products

•	rulings, judgments or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs in excess of any reserves or insurance coverage

•	the introduction or enactment of federal or state legislation which may adversely affect our business or operations

•	changes in the credit ratings assigned to our debt securities and trade credit

•	changes in the value of the Canadian dollar relative to the U.S. dollar

•	overall economic conditions

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing. We undertake no obligation to publicly release the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include, but are not limited to:

•	equity investments in existing and future projects

•	permanent financing of bridge facilities used to make acquisitions

•	acquisitions

•	working capital

•	capital expenditures

•	repayment or refinancing of debt or other corporate obligations

•	repurchases and redemptions of securities

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

Three Months
	Ended	Years Ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	4.9x	3.4x	1.3x	7.3x	5.6x	1.3x
Ratio of earnings to combined fixed charges and preferred stock dividends	4.6x	3.4x	1.3x	7.3x	5.6x	1.3x

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We have computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by fixed charges and preferred stock dividends. For these purposes, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness, one-third (the proportion deemed representative of the interest factor) of rental expense and distributions on preferred securities of subsidiary trusts which are deducted in the determination of consolidated pre-tax income from continuing operations.

On July 1, 2003, we issued 10,000,000 shares of our 2% mandatory convertible preferred stock. Prior to July 1, 2003, we had no preferred or preference securities outstanding with respect to continuing operations for any period presented, other than preferred securities of subsidiary trusts. As a result, the ratio of earnings to combined fixed charges and preferred stock dividends for those prior periods is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture dated as of June 18, 2004 between us and The Bank of New York, a New York banking corporation, as trustee. We will issue subordinated debt securities under an indenture to be entered into between us and The Bank of New York, as indenture trustee. The indenture for the senior debt securities and the indenture for the subordinated debt securities will be substantially identical, except for the provisions relating to subordination and restrictive covenants. We sometimes refer to the senior indenture and the subordinated indenture as the “indentures.”

We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the indentures. We have filed the senior indenture and the form of subordinated indenture with the Securities and Exchange Commission (“SEC”), and we will include the final subordinated indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Where You Can Find More Information.”

Ranking

The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt securities and all of our other senior debt. Neither indenture limits the amount of debt securities that can be issued under that indenture or the amount of additional indebtedness we or any of our subsidiaries may incur. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance. The trustee will authenticate and deliver debt securities executed and delivered to it by us as set forth in the applicable indenture.

We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. The holding company structure results in two principal risks:

•	Our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on the debt securities

•	In any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of the debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries

Terms

The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

•	whether the debt securities are senior or subordinated debt securities

•	the title of the debt securities

•	any limit on the total principal amount of the debt securities

•	the date or dates on which the principal of the debt securities will be payable

•	any interest rate, or the method of determining the interest rate, on the debt securities, the date from which interest will accrue, interest payment dates and record dates

•	any right to extend or defer the interest payment periods and the duration of the extension

•	if other than as set forth in this prospectus, the place or places where payments on the debt securities will be payable

•	any optional redemption provisions

•	any sinking fund or other provisions that would obligate us to redeem or purchase the debt securities

•	any provisions for the remarketing of the debt securities

•	any changes or additions to the events of default or covenants

•	whether we will issue the debt securities in individual certificates to each holder in registered or bearer form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000

•	the terms of any right to convert debt securities into shares of our common stock or other securities or property

•	whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form

•	any provisions that would determine the amount of principal, premium, if any, or interest, if any, on the debt securities by references to an index or pursuant to a formula

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

•	any other terms of the debt securities not inconsistent with the relevant indentures

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences applicable to those securities.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale

We have agreed in the indentures that we will consolidate with or merge into any entity or lease, transfer or dispose of all or substantially all of our assets to any entity only if:

•	we are the continuing corporation, or

•	if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction and assumes all of our obligations under the indenture and the debt securities, and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following are events of default under the indentures with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days

•	our failure to pay principal of or any premium on any debt security of that series when due

•	our failure to make any sinking fund payment for any debt security of that series when due

•	our failure to perform any of our other covenants or breach of any of our other warranties in that indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and that failure continues for 60 days after written notice is given or received as provided in the indentures

•	certain bankruptcy, insolvency or reorganization events involving us

•	any other event of default we may provide for that series

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal amount of all the debt securities of that series to be due and payable immediately. After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment has been obtained, the event of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled if:

•	we have paid or deposited with the trustee a sum sufficient to pay

•	all overdue interest

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts

•	any interest on overdue interest, to the extent legally permitted

•	all amounts due to the trustee under the indenture

•	all events of default with respect to that series of debt securities, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to this provision for indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee

•	exercising any trust or power conferred on the trustee, with respect to the debt securities of that series

Each indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

Modification and Waiver

We may modify or amend each of the indentures without the consent of any holders of the debt securities in certain circumstances, including to:

•	evidence the assumption of our obligations under the indenture and the debt securities by a successor

•	add further covenants for the protection of the holders

•	cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of the holders

•	establish the form or terms of debt securities of any series

•	evidence the acceptance of appointment by a successor trustee

We may modify or amend each indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by the modification or amendment. Without the consent of the holder of each outstanding debt security affected, however, no modification may:

•	change the stated maturity of the principal of, or any installment of interest on, any debt security

•	reduce the principal amount of, the interest on, or the premium payable on, any debt security

•	reduce the amount of principal of discounted debt securities payable upon acceleration of maturity

•	change the place of payment or the currency in which any debt security is payable

•	impair the right to institute suit for the enforcement of any payment on any debt security

•	reduce quorum or voting rights

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may waive past defaults by us under the indentures with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Discharge

We will be discharged from all obligations of any series of debt securities, except for certain surviving obligations to register the transfer or exchange of the debt securities and any right by the holders to receive additional amounts under the indentures if:

•	all debt securities of that series previously authenticated and delivered under the relevant indenture have been delivered to the trustee for cancellation or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee, in trust, sufficient money to pay the entire indebtedness of all the debt securities of that series on the dates the payments are due in accordance with the terms of the debt securities

To exercise the right of deposit described above, we must deliver to the trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the relevant indenture have been complied with.

Form, Exchange, Registration and Transfer

Unless we inform you otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 and integral multiples.

Debt securities will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms in such authorized denominations as may be requested. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any transfer or exchange of the debt securities. We may, however, require payment of any tax or other governmental charge payable for the registration of the transfer or exchange.

We will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

We will not be required:

•	to issue, register the transfer of or exchange debt securities of a series during a period beginning 15 business days prior to the day of mailing of a notice of redemption of debt securities of that series selected for redemption and ending on the close of business on the day of mailing of the relevant notice or

•	to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, principal and interest will be payable, and the debt securities will be transferable and exchangeable, at the office or offices of the applicable trustee or any paying agent we designate. At our option, we will pay interest on the debt securities by check mailed to the holder’s registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the persons in whose name the debt securities are registered at the close of business on the record date for each interest payment date.

In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

Book-Entry and Settlement

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

•	any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated debt securities of the same series with the same total principal amount and the same terms

•	the manner in which we will pay principal of and any premium and interest on a global debt security

•	the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security

Notices

Notices to holders will be given by mail to the addresses of such holders as they appear in the security register.

Governing Law

New York law will govern each indenture and the debt securities.

The Trustee

The Bank of New York is the trustee under our senior indenture. Its address is 101 Barclay Street, Floor 21 West, New York, New York 10286. As of March 31, 2004, The Bank of New York serves as trustee for our senior unsecured notes and bonds aggregating approximately $4.0 billion and receives customary fees for its services. The Bank of New York also will serve as trustee under the subordinated indenture. Please read “About This Prospectus.”

The holders of a majority in principal amount of the outstanding debt securities of any series issued under each indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee will be required in the exercise of its powers to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will be obligated to exercise any of its rights or powers under the relevant indenture at the request of any holders of debt securities of any series issued under that indenture only after those holders have offered the trustee indemnity reasonably satisfactory to it. The trustee may resign at any time or the holders of a majority in principal amount of the debt securities may remove the trustee. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any reason, we will appoint a successor trustee in accordance with the provisions of the applicable indenture.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee may engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as required under the indenture.

Subordination Under the Subordinated Indenture

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt as defined in the subordinated indenture. Unless we inform you otherwise in the prospectus supplement, for purposes of this indenture “senior debt” will mean all indebtedness, including guarantees, of Valero, unless the indebtedness states that it is not senior to the subordinated debt securities.

Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of, interest on, or any premium on, the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any senior debt when due or

•	we default in performing any other covenant (a “covenant default”) in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Restrictive Covenants in the Senior Indenture

We have agreed to two principal restrictions on our activities for the benefit of holders of the senior debt securities. Unless waived or amended, the restrictive covenants summarized below will apply to a series of debt securities issued under the senior indenture as long as any of those debt securities is outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description terms that we have defined below under “— Glossary.”

Limitations on Liens

We have agreed that when any senior debt securities are outstanding neither we nor any of our subsidiaries will create or assume any liens upon any of our receivables or other assets or any asset, stock or indebtedness of any of our subsidiaries unless those senior debt securities are secured equally and ratably with or prior to the debt secured by the lien. This covenant has exceptions that permit:

•	subject to certain limitations, any lien created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such lien

•	subject to certain limitations, any lien existing on any property at the time of its acquisition or created not later than 12 months thereafter

•	subject to certain limitations, any lien created in connection with the operation or use of any property acquired or constructed by us and created within 12 months after the acquisition, construction or commencement of full operations on the property

•	any mechanic’s or materialmen’s lien or any lien related to workmen’s compensation or other insurance

•	any lien arising by reason of deposits with or the giving of any form of security to any governmental agency, including for taxes and other governmental charges

•	liens for taxes or charges which are not delinquent or are being contested in good faith

•	any judgment lien the execution of which has been stayed or which has been adequately appealed and secured

•	any lien incidental to the conduct of our business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of our business

•	any intercompany lien

•	liens incurred in connection with the borrowing of funds, if such funds are used within 120 days to repay indebtedness of at least an equal amount secured by a lien on our property having a fair market value at least equal to the fair market value of the property securing the new lien

•	any lien created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing

•	any lien existing on the date of the indenture

•	subject to an aggregate limit of $200 million, any lien on cash, cash equivalents or other account holdings securing derivative obligations

•	subject to an aggregate limit of 10% of our consolidated net tangible assets, any liens not otherwise permitted by any of the other exceptions set forth in the indenture

Limitations on Sale/Leaseback Transactions

We have agreed that neither we nor our subsidiaries will enter into any sale/leaseback transactions with regard to any principal property, providing for the leasing back to us or a subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by us or such subsidiary to such third party or to any other person. This covenant has exceptions that permit transactions of this nature under the following circumstances:

•	we would be entitled, pursuant to the “Limitations on Liens” covenant described above, to incur indebtedness secured by a lien on the property to be leased, without equally and ratably securing the senior debt securities then outstanding or

•	within 120 days of the effective date of such sale/leaseback transaction, we apply an amount equal to the value of such transaction:

•	to the voluntary retirement of funded debt or

•	to the purchase of another principal property

In addition, subject to a limit (on an aggregated basis with indebtedness secured by liens permitted by the last bullet in the limitations on liens covenant described above) of 10% of our consolidated net tangible assets, we can enter into sale/leaseback transactions not otherwise permitted by the express provisions of the indenture.

Glossary

We define the following terms in the senior indenture. We use them here with the same definitions. Generally accepted accounting principles should be used to determine all items in this section, unless otherwise indicated.

“Consolidated net tangible assets” means the total amount of assets shown on a consolidated balance sheet of us and our subsidiaries (excluding goodwill and other intangible assets), less all current liabilities (excluding notes payable, short-term debt and current portion of long-term debt and capital lease obligations).

“Funded debt” means generally any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would be classified as long-term debt or capital lease obligations.

“Principal Property” means any of our or our subsidiaries’ refineries or refinery-related assets, distribution facilities or other real property which has a net book value exceeding 2.5% of consolidated net tangible assets, but not including any property which in our opinion is not material to our and our subsidiaries’ total business conducted as an entirety or any portion of a particular property that is similarly found not to be material to the use or operation of such property.

“Subsidiary” means any entity of which at the time of determination we or one or more of our subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock or the outstanding partnership or similar interests and any limited partnership (i) of which we or any one of our subsidiaries are a general partner and (ii) which is consolidated with us for financial reporting purposes.

DESCRIPTION OF CAPITAL STOCK

We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our restated certificate of incorporation, restated by-laws, certificates of designation and the Rights Agreement, dated as of July 17, 1997 between us and Computershare Investor Services, LLC, as successor rights agent to Harris Trust and Savings Bank, as amended, all of which are exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Our authorized capital stock consists of:

•	300,000,000 shares of common stock, par value $0.01 per share

•	20,000,000 shares of preferred stock, par value $0.01 per share, issuable in series

Common Stock

Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. For information regarding restrictions on payments of dividends, see below and the prospectus supplement applicable to any issuance of common stock.

Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

The common stock is listed on the New York Stock Exchange and trades under the symbol “VLO.”

Preferred Stock

Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the preferred stock

•	the maximum number of shares of the series

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative

•	any liquidation preference

•	any redemption provisions

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

•	any voting rights

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares

Any shares of preferred stock we issue will be fully paid and nonassessable.

Our board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below a total of 1,500,000 shares of Junior Participating Preferred Stock, Series I. We have not issued any shares of the Junior Participating Preferred Stock, Series I at the date of this prospectus.

Additionally on July 1, 2003, we issued 10,000,000 shares of our 2% mandatory convertible preferred stock (liquidation preference $25 per share) (“Convertible Preferred Stock”) in connection with our acquisition of Orion Refining Corporation’s refinery located in St. Charles Parish, Louisiana. The Convertible Preferred Stock will automatically convert to our common stock on July 1, 2006. Holders of the Convertible Preferred Stock are entitled to vote with the holders of common stock on all matters. Each share of Convertible Preferred Stock is entitled to a vote equal to the mandatory conversion ratio in effect on the record date for any such vote. The mandatory conversion ratio ranges from 0.4955 to 0.6690 based on the market value of our common stock and is subject to adjustment in certain circumstances. We pay annual dividends on each share of Convertible Preferred Stock in the amount of $0.50 when, as and if declared by our board of directors. Dividends will be paid quarterly, provided that dividends will not accrue or be payable with respect to a particular calendar quarter if we do not declare a dividend on our common stock during that calendar quarter. The Convertible Preferred Stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution as follows: (i) senior to all common stock and to all of our other capital stock issued in the future that ranks junior to the Convertible Preferred Stock; (ii) on a parity with any of our capital stock issued in the future the terms of which expressly provide that it will rank on a parity with the Convertible Preferred Stock; and (iii) junior to all of our capital stock the terms of which expressly provide that such capital stock will rank senior to the Convertible Preferred Stock.

Anti-Takeover Provisions

The provisions of Delaware law and our restated certificate of incorporation and our restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Staggered Board of Directors

Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. Holders of 60% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but stockholders may not remove any director without cause.

Fair Price Provision

Our restated certificate of incorporation contains a fair price provision. Mergers, consolidations and other business combinations involving us and an “interested stockholder” require the approval of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include any holder of 15% or more of our outstanding voting stock. The 66 2/3% voting requirement does not apply, however, if the “continuing directors,” as defined in our restated certificate of incorporation, approve the business combination, or the business combination meets other specified conditions.

Liability of Our Directors

As permitted by the Delaware corporation statute, we have included in our restated certificate of incorporation a provision that limits our directors’ liability for monetary damages for breach of their fiduciary duty of care to us and our stockholders. The provision does not affect the liability of a director:

•	for any breach of his/her duty of loyalty to us or our stockholders

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

•	for the declaration or payment of unlawful dividends or unlawful stock repurchases or redemptions

•	for any transaction from which the director derived an improper personal benefit

This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Stockholder Proposals and Director Nominations

Our stockholders can submit stockholder proposals and nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our restated by-laws.

Generally, stockholders must submit a written notice between 60 and 90 days before the first anniversary of the date of our previous year’s annual stockholders’ meeting. To nominate directors, the notice must include the name and address of the stockholder, the class and number of shares owned by the stockholder, information about the nominee required by the SEC and a description of any arrangements or understandings with respect to the election of directors that exist between the stockholder and any other person. To make stockholder proposals, the notice must include a description of the proposal, the reasons for bringing the proposal before the meeting, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in the proposal.

In each case, if we have changed the date of the annual meeting to more than 30 days before or 60 days after the anniversary date of our previous year’s annual stockholders’ meeting, stockholders must submit the notice between 60 and 90 days prior to such annual meeting or no later than 10 days after the day we make public the date of the annual meeting.

Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

Delaware Anti-takeover Statute

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder”

(generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination

•	upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer)

•	after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholders’ meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Other Provisions

Our restated certificate of incorporation also provides that:

•	stockholders may act only at an annual or special meeting and not by written consent

•	an 80% vote of the outstanding voting stock is required for the stockholders to amend our restated by-laws

•	an 80% vote of the outstanding voting stock is required to amend our restated certificate of incorporation with respect to certain matters, including those described in the first two bullet points above

Transfer Agent and Registrar

Computershare Investor Services, LLC, is our transfer agent and registrar.

Stockholder Rights Plan

We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an “acquiring person”) becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Junior Participating Preferred Stock, Series I, at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants

•	the aggregate number of warrants offered

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted

•	the exercise price of the warrants

•	the dates or periods during which the warrants are exercisable

•	the designation and terms of any securities with which the warrants are issued

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated

•	any minimum or maximum amount of warrants that may be exercised at any one time

•	any terms relating to the modification of the warrants

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants

The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering

•	the names of any underwriters or agents

•	the name or names of any managing underwriter or underwriters

•	the purchase price of the securities from us

•	the net proceeds to us from the sale of the securities

•	any delayed delivery arrangements

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation

•	any initial public offering price

•	any discounts or concessions allowed or reallowed or paid to dealers

•	any commissions paid to agents

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of these securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the offered securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We or one of our affiliates also may loan or pledge securities to a financial institution or other third party, who may in turn sell the securities pursuant to this prospectus and the applicable prospectus supplement. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus and the applicable prospectus supplement or otherwise.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Mr. Jay D. Browning, Esq., our Vice President and Corporate Secretary, will issue opinions about the legality of the offered securities for us. Mr. Browning is our employee and at March 31, 2004, beneficially owned approximately 19,215 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 35,699 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Valero Energy Corporation and subsidiaries at December 31, 2003 and 2002, and for each of the years then ended, appearing in Valero Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Valero Energy Corporation and subsidiaries for the year ended December 31, 2001, appearing in Valero Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Orion Refining Corporation appearing in Valero Energy Corporation’s Current Report on Form 8-K/A filed August 12, 2003, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of the El Paso Aruba Refining Business appearing in Valero Energy Corporation’s Current Report on Form 8-K/A filed May 10, 2004, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MATTERS RELATING TO ARTHUR ANDERSEN LLP

Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

INFORMATION WE INCORPORATE BY REFERENCE

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the year ended December 31, 2003

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2004, as amended by our quarterly report on Form 10-Q/A for the quarterly period ended March 31, 2004

•	the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

•	the description of the rights associated with our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

•	our current report on Form 8-K filed with the SEC on July 15, 2003, as amended by our current reports on Form 8-K/A filed with the SEC on August 12, 2003 and September 18, 2003

•	Item 5 of our current report on Form 8-K filed with the SEC on February 5, 2004

•	our current report on Form 8-K filed with the SEC on February 11, 2004

•	our current report on Form 8-K filed with the SEC on March 9, 2004, as amended by our current report on Form 8-K/A filed with the SEC on May 10, 2004

•	our current report on Form 8-K filed with the SEC on March 12, 2004

•	our current report on Form 8-K filed with the SEC on March 25, 2004

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
Attention: Investor Relations
Telephone: (210) 345-2139